UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to____

Commission File No. 1-985

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN
(Full title of the plan)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Index
December 31, 2007 and 2006

Page (s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Assets Available for Benefits for the year ended
December 31, 2007	3

Notes to Financial Statements	4 - 8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
December 31, 2007	9

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Thermo King de Puerto Rico, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
San Juan, Puerto Rico
July 12, 2008

Certified Public Accountants
(of Puerto Rico)
License No. 216 Expires Dec. 1, 2010
Stamp 2289174 of the P.R. Society of Certified
Public Accounts has been affixed to the
file copy of this report.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Statements of Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Plan's interest in Savings Plan Master Trust (Note 3), at fair value	$10,050,841	$9,165,851
Participant loans	1,305,963	1,192,555
Other	-	5,021
	11,356,804	10,363,427
Receivables
Contributions receivable from participants	45,916	95,384
Contributions receivable from employer	31,423	65,637
Interest and dividends receivable	-	27,209
	77,339	188,230
Assets available for benefits, at fair value	$11,434,143	$10,551,657

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Statement of Changes in Assets Available for Benefits
For the Year Ended December 31, 2007

Additions to assets attributed to
Plan's interest in investment income of the
Savings Plan Master Trust (Note 3)	$650,111

Contributions
Employer	638,572
Participants	807,116
Rollovers	57,560
Total additions	2,153,359

Deductions from assets attributed to
Benefits paid to participants	1,262,368
Administrative expenses	8,505
Total deductions	1,270,873
Net additions during the year	882,486

Assets available for benefits
Beginning of year	10,551,657
End of year	$11,434,143

The accompanying notes are an integral part of these financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of Plan

The following brief description of the Thermo King de Puerto Rico, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all full-time regular employees of Thermo King de Puerto Rico, Inc. (the "Plan Sponsor" or the "Company"). The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2006, plan participants may elect to contribute on a pre-tax basis from 1% to 10% of their total compensation including bonuses. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee's contribution within the Basic Allotment and not to exceed 6% of total compensation for a participating employee. The participant's contribution cannot exceed the lesser of 10% of eligible compensation and $8,000 for 2007 and 2006.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.

Vesting
Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and company match plus actual earnings thereon, effective January 1, 2006.

Forfeitures
Forfeitures apply only to the accounts of participants who terminated prior to January 1, 2006. Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2007 and 2006, forfeited non vested balances amounted to $4,157 and $6,739, respectively. Forfeited non vested balances used to reduce employer contribution for the years ended December 31, 2007 and 2006 amounted to $2,582 and $65,216, respectively.

Investment Options
Upon enrollment in the Plan, a participant may direct their contributions into various investment options offered by the Plan. Participants may change their investments option at any time.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total pre-tax vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by the Trustee on a monthly basis, plus 1%. Loan terms range from 1-5 years. The loans are secured by the balance in the participant’s account. Principal and interest is paid through weekly payroll deductions.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Payment of Benefits
The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire credit balance is paid to the person or persons legally entitled thereto. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

Plan Expenses and Administration
Banco Popular de Puerto Rico ("BPPR") serves as trustee for the Plan. Fidelity Management Trust Company (“Fidelity”) is the Plan's recordkeeper and custodian.

The Plan Sponsor is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Plan Sponsor has established a committee to discharge the duties of the administrator under the Plan. They have authority, responsibility and control over the management of the assets of the Plan.

The Plan provides that substantially all trustee fees and administrative expenses incurred in the management of the Plan are borne by the Plan Sponsor.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition
Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Master Trust at year end. Shares in the Ingersoll-Rand Company Limited Stock are valued based on their quoted market prices.

The Participant loans receivable represent the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Investments Valuation and Income Recognition (continued)
The statements of changes in assets include unrealized appreciation and depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Plan management is evaluating the impact of the adoption of SFAS 157 on future financial statements.

Contributions
Participant contributions and sponsors maturing contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Payment of Benefits
Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.

Reclassifications
Certain reclassifications have been made to the periods presented in the financial statements to conform to the current year presentation.

3.	Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity Management Trust Company (Trustee). Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2007 and 2006, the Plan had an 0.86% and 0.66% participation, respectively, in the Savings Plan Master Trust.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

	2007	2006
Investments, at fair value
Money market portfolio	$241,495,856	$307,212,337
Mutual funds	735,875,741	876,393,207
Self-directed brokerage accounts	11,980,148	9,318,740
Ingersoll-Rand Company limited stock fund	301,752,204	343,456,640

Net assets available for benefits	$1,291,103,949	$1,536,380,924
Participants loan receivable	$22,075,782	$26,568,705

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan master Trust for the year ended December 31, 2007 are as follows:

Investment income:
Net appreciation in fair value of investments
Mutual funds and self-directed brokerage accounts	$8,789,891
Money market portfolio	15,615,066
Ingersoll-Rand Company Limited stock fund	66,458,246
90,863,203
Interest and dividend income	64,942,446
Total investment income	$155,805,649

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was January 1, 1998. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

6.	Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity and time deposits of Banco Popular de Puerto Rico, the Plan’s recordkeeper and trustee, respectively. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

7.	Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

Thermo King de Puerto Rico, Inc. Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2007

Plan Sponsor:	Ingersoll Rand Company
Employer Identification:	25-1202929
Plan Number:	077

		Description of investment,
		including maturity date,
	Identity of issue, borrower	rate of interest, collateral		Current
	lessor, or similar party	par, or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	Plan's interest in Savings Plan
*	Master Trust, excluding	Master Trust
	participant loans	0.86% participation	**	$10,050,841

*	Participant loans	Due 01/01/08 - 12/30/13
		5.0% - 9.5%	**	1,305,963

	TOTAL INVESTMENTS HELD BY THE PLAN			$11,356,804

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THERMO KING DE PUERTO RICO, INC. RETIREMENT SAVINGS PLAN

Dated: July 12, 2008	By:	/s/ Joanne Maughan
	Name:	Joanne Maughan
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of of Independent Registered Public Accounting Firm Filed Herewith